Exhibit 99.1

PRESS RELEASE

AerCap Enters into Purchase-Leaseback Arrangement
with American Airlines to Finance
up to 35 Boeing 737-800 Next Generation Aircraft

AMSTERDAM, The Netherlands, July 15, 2011 - AerCap (NYSE: AER) announced today that it has entered into a purchase-leaseback arrangement with American Airlines to finance up to 35 Boeing 737-800 Next Generation aircraft, including 29 firm deliveries, scheduled to be delivered to American.  Of the 29 firm deliveries, 26 are previously ordered aircraft and three are newly ordered aircraft. The arrangement also covers six Boeing 737-800 Next Generation aircraft subject to purchase rights that, if exercised by American, would be scheduled for delivery in 2013 - 2014.

AerCap will purchase the aircraft from American and immediately lease the aircraft back to American under a purchase-leaseback financing arrangement.

“We are pleased to significantly expand our relationship with AerCap and diversify our financing strategies. This arrangement is a great reflection of the flexibility we have to efficiently raise capital in support of AMR’s strategic fleet renewal efforts,” said AMR Chief Financial Officer Bella Goren.

“With this major aircraft transaction we will deepen our relationship with one of the world’s leading airlines.  Furthermore, this transaction will materially increase the number of Boeing 737-800 aircraft in our portfolio, one of the most in-demand and fuel-efficient aircraft in the world,” said Aengus Kelly, Chief Executive Officer of AerCap.

Updating its previously announced fleet schedule, American has exercised an option to purchase three additional 737-800 Next Generation aircraft. As of July 1, 2011, American’s Boeing 737-800 delivery schedule was: 2011: 15, 2012: 28, 2013: 14.

The financing of each aircraft under this arrangement will be subject to certain terms and conditions.

About American Airlines

American Airlines, American Eagle and AmericanConnection® serve 250 cities in 50 countries with, on average, more than 3,600 daily flights. The combined network fleet numbers more than 900 aircraft. American’s award-winning website, AA.com®, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines fares are also available through Kayak.com and Priceline.com, as well as thousands of travel agencies worldwide. American Airlines is a founding member of the oneworld® Alliance, which brings together some of the best and biggest names in the airline business, enabling them to offer their customers more services and benefits than any airline can provide on its own. Together, its members serve approximately 900 destinations with more than 9,000 daily flights to 145 countries and territories. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AmericanAirlines, American Eagle, AmericanConnection, AA.com, and AAdvantage are trademarks of American Airlines, Inc. (NYSE: AMR). Current AMR Corp. releases can be accessed on the Internet. The address is http://www.aa.com

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom. www.aercap.com

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for AerCap:	Contact for American Airlines:
Frauke Oberdieck	Sean Collins
Corporate Communications, AerCap	Corporate Communications American Airlines
Amsterdam Airport Schiphol, Netherlands	Fort Worth, Texas, U.S.A.
Tel. +31 20 655 9616	Tel. 817-967-1577